Form 51-102F1

37 CAPITAL INC.

Management’s Discussion & Analysis

Condensed Interim Financial Statements for the

Nine months ended September 30, 2019

The following discussion and analysis of the financial condition and financial position and results of operations of 37 Capital Inc. (the “Company” or “37 Capital”) should be read in conjunction with the condensed interim unaudited financial statements for the nine months ended September 30, 2019 and 2018 and the notes thereto, and the audited consolidated financial statements and notes thereto for the years ended December 31, 2018 and 2017. The condensed interim unaudited financial statements and the notes thereto for nine months ended September 30, 2019 and 2018 have not been reviewed by the Company’s auditors.

The condensed interim unaudited financial statements, including comparatives, have been prepared using accounting policies in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company’s condensed interim unaudited financial statements are expressed in Canadian (CDN) Dollars which is the Company’s functional currency. All amounts in this MD&A are in CDN dollars unless otherwise stated.

The following information is prepared as at November 7, 2019.

Forward-Looking Statements

Certain statements contained herein are “forward-looking” and are based on the opinions and estimates of management, or on opinions and estimates provided to and accepted by management. Forward-looking statements may include, among others, statements regarding future plans, costs, projections, objectives, economic performance, or the assumptions underlying any of the foregoing. In this MD&A, words such as “may”, “would”, “could”, “will”, “likely”, “seek”, “project”, “predict”, “potential”, “should”, “might”, “hopeful”, “objective”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “optimistic” and similar words are used to identify forward-looking statements. Forward-looking statements are subject to a variety of significant risks and uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, projections and estimations, there can be no assurance that these assumptions, projections or estimations are accurate. Readers, shareholders and investors are therefore cautioned not to place reliance on any forward-looking statements in this MD&A as the plans, assumptions, intentions, estimations, projections, expectations or factors upon which they are based might vary or might not occur. The forward-looking statements contained in this MD&A are made as of the date of this MD&A, and are subject to change after such date. The Company undertakes no obligation to update or revise any forward-looking statements, except in accordance with applicable securities laws.

Description of Business

The Company is a junior mineral exploration company.

The Company was incorporated on August 24, 1984 in British Columbia, Canada. The principal business of the Company is the acquisition, exploration and, if warranted, the development of natural resource properties.

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37 Capital is a reporting issuer in the Provinces of British Columbia, Alberta, Quebec and Ontario and files all public documents on www.Sedar.com . The Company is a foreign private issuer in the United States of America and in this respect files, on EDGAR, its Annual Report on Form 20-F and other reports on Form 6K. The following link, http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=825171 will give you direct access to the Company’s filings with the United States Securities and Exchange Commission (“U.S. SEC”).

In Canada, the common shares of the Company trade on the Canadian Securities Exchange (CSE) under the symbol “JJJ.X”, and in the USA, the Company's common shares trade on the OTCQB tier of the OTC markets under the trading symbol “HHHEF”. The Cusip number of the Company’s common shares is 88429G102. The Company’s office is located at 400 - 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1 and its registered office is located at Suite 3200 - 650 West Georgia Street, Vancouver BC V6B 4P7. The Company’s registrar and transfer agent is Computershare Investor Services Inc. located at 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9.

Results of Operations

For the nine months ended September 30, 2019:

•	The Company’s operating expenses were $100,355 as compared to $115,185 for the corresponding period in 2018.
•	The Company recorded a net loss and comprehensive loss of $100,355 as compared to a net loss and comprehensive loss of $115,185 during the corresponding period in 2018.
•	The basic and diluted loss per common share was $ 0.01 as compared to a basic and diluted loss of $ 0.02 during the corresponding period in 2018.
•	The Company’s total assets were $1,353 as compared to $1,342 during the corresponding period in 2018 (December 31, 2018: $2,960).
•	The Company had a working capital deficiency of $1,131,503 as compared to a working capital deficiency of $997,477 during the corresponding period in 2018 (December 31, 2018: working capital deficiency of $1,031,148).

The Company is presently not a party to any legal proceedings whatsoever.

On September 12, 2017, the Company entered into a Consulting Agreement with 27 Red Capital Inc. (“27 Red”), a formerly related company, whereby the Company provided certain consultancy and advisory services to 27 Red for a three month period (the “Term of the Agreement”). The fee paid by 27 Red to the Company was $18,188.65 for the Term of the Agreement.

On October 12, 2017, the Company entered into a Consulting Agreement with 4 Touchdowns Capital Inc. (“4 Touchdowns”), a formerly related company, whereby the Company provided certain consultancy and advisory services to 4 Touchdowns for a three month period (the “Term of the Agreement”). The fee paid by 4 Touchdowns to the Company was $18,188.65 for the Term of the Agreement.

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On January 13, 2017, a Notice of Civil Claim was filed in the Supreme Court of British Columbia by 310047 B.C. Ltd. against the Company for the sum of $53,024.40 being monies due by the Company to 310047 B.C. Ltd. pursuant to an assignment by the Company’s solicitor Clark Wilson LLP. On February 21, 2017, an Assignment of Debt Agreement was entered into between Clark Wilson LLP, and 310047 B.C. Ltd., and JAMCO Capital Partners Inc. (“JAMCO”) whereby the outstanding debt in the amount of $53,024.40 was assigned to JAMCO. The Company acknowledged this assignment to JAMCO and agreed to adjust the Company’s financial accounts and records to reflect this assignment. JAMCO is an arm’s length party to the Company. As a result of this Assignment of Debt Agreement, a Notice of Discontinuance was filed in the Supreme Court of British Columbia on March 21, 2017 by 310047 B.C. Ltd. and Clark Wilson LLP whereby the Civil Claim that was filed by 310047 B.C. Ltd. against the Company was discontinued.

On April 1, 2017, Mr. Bedo H. Kalpakian stepped down as the Company’s President, CEO & CFO. In replacement to Mr. Bedo H. Kalpakian, effective as of April 1, 2017 Mr. Jake H. Kalpakian has become the President & CEO of the Company, and Mr. Neil Spellman has become the CFO of the Company.

The Company’s Board of Directors decided to change the Company’s auditors. Effective as of March 28, 2017, the Company’s Auditors are Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, 1500-1140 W. Pender St., Vancouver, BC V6E 4G1. The telefax number is (604) 689-2778. The former Auditors of the Company were Smythe LLP, Chartered Professional Accountants, 1700 - 475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3 The telefax number is (604) 688-4675.

During the year ended December 31, 2017, the Company entered into debt settlement agreements with Jackpot Digital Inc. (“Jackpot”), and with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”), companies related to 37 Capital by certain common directors. The Company has issued 4,249,985 units of the Company to Jackpot at the price of $0.09 per unit in settlement of the Company’s outstanding debt for the total amount of $382,498.65 for shared office rent, office support services and miscellaneous office expenses provided by Jackpot to the Company from August 1, 2014 up to September 30, 2017. Each unit consists of one common share and one share purchase warrant. Each warrant will be exercisable at a price of $0.12 per share for a period of five years. In respect to the Company’s outstanding debt to Kalpakian Bros. for the total amount of $15,750, the Company has issued 175,000 units of the Company at the price of $0.09 per unit in settlement of the Company’s outstanding debt owed to Kalpakian Bros. for unpaid management fees from May 1, 2016 up to July 30, 2016. Each unit consists of one common share and one share purchase warrant. Each warrant will be exercisable at a price of $0.12 per share for a period of five years. The securities were subject to a hold period which expired on March 3, 2018. During September 2018, Jackpot sold 800,000 units of 37 Capital to JAMCO, an arm’s length party, and during the nine months ended September 30, 2019 Jackpot sold 3,400,000 common shares of 37 Capital through the facilities of the Canadian Securities Exchange (CSE). As at September 30, 2019 Jackpot owns 49,985 common shares in the capital of the Company representing approximately 0.70% of the Company’s issued and outstanding common shares. In addition, Jackpot owns 3,449,985 share purchase warrants of the Company exercisable at $0.12 per share until November 2, 2022.

At the Company’s Annual General Meeting which was held on November 15, 2017 Mr. Bedo Kalpakian did not stand for re-election. At the Company’s Annual General Meeting, which was held on November 16, 2018, the Company’s shareholders passed all the resolutions presented including the re-election of Jake H. Kalpakian, Gregory T. McFarlane, Fred A.C. Tejada and Neil Spellman as Directors of the Company; re-appointed the Company’s Auditor, Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor; and re-approved the Company’s Stock Option Plan.

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During January 2019, the Company announced its intention to enter into a non-brokered private placement financing to raise up to $2,500,000 by the issuance of up to 10,000,000 units of the Company. However, this proposed non-brokered private placement financing did not take place and has expired.

During June 2019, the Board of Directors of the Company passed resolutions approving the consolidation of the Company’s share capital on a five (5) old shares for one (1) new share basis and the changing of the Company’s name from 37 Capital Inc. to “Bronx Capital Inc.”. As of the date of this MD&A, the share consolidation and the name change of the Company have not taken place.

Pursuant to the policies of the Canadian Securities Exchange, the Company has been deemed to be inactive, and as a result, the Company’s current trading symbol is “JJJ.X”.

Mineral Properties

1. Extra High Claims

As at the date of this MD&A, the Company holds a 33% interest and Colt Resources Inc. (“Colt”) holds a 67% interest in the Extra High Claims located in British Columbia. Colt is the operator of the Extra High Claims. If any party fails to contribute its share of future property related expenditures, then its interest will be diluted on a straight-line basis. If any party’s interest is diluted to less than 10%, then that party’s interest in the Extra High Claims will be converted to a 0.5% NSR. The Extra High Claims are subject to a 1.5% net smelter returns royalty to a third party, 50% of which, or 0.75%, can be purchased at any time by paying $500,000 to the third party.

Neither the Company nor Colt the operator of the Extra High Claims has incurred any significant exploration or evaluation expenditures in recent years with respect to the Extra High Claims. Accordingly, during the fiscal year ended 2011, the Company recognized an impairment provision of $151,339 to reduce the carrying amount to $1. The Company did not incur any expenditures on the Extra High Claims during the years 2015 and 2014, however during 2016 the Company transferred from its PAC account with the Mineral Titles Office of the Province of British Columbia credits totalling $4,096 to Colt’s PAC account to enable Colt to use the credits towards assessment filing on the Extra High Claims.

On March 31, 2016, the Company together with Colt extended to December 25, 2019 the expiry date of the Extra High Claims. During 2016, the Company together with Colt have abandoned a total of 427 hectares of mineral claims which were previously part of the Extra High Claims. As of the date of this MD&A, the Extra High Claims cover an area of 650 hectares. A 2016 Assessment Report on Preliminary Metallurgical Testing on the Extra High Claims was prepared by J.W. Murton on May 20, 2016 on behalf of Colt.

The Company has entered into a Property Purchase Agreement with Colt dated October 31, 2019 for the purchase by the Company of Colt’s 67% right and interest in the Extra High Property (the “Purchase Agreement). The Purchase Agreement is subject to certain terms and conditions. As at the date of this MD&A, the Closing of the Purchase Agreement has not occurred.

2. Ontario Mineral Leases (Lithium)

During the year ended December 31, 2008, the Company sold all of its Ontario Mineral Leases (Lithium). In the event that at a future date the Ontario Mineral Leases (Lithium) are placed into commercial production, then the Company is entitled to receive a 0.5% gross receipts royalty after six months from the date of commencement of commercial production from the Ontario Mineral Leases (Lithium).

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3. Acacia Property

On September 30, 2019, the Company entered into and executed a Property Option Agreement with Eagle Plains Resources Inc. of Cranbrook, BC (“Eagle Plains”) in respect to the Acacia Property whereby the Company has the right and option to acquire a 60% interest in the Acacia Property by issuing to Eagle Plains in stages a total of 300,000 common shares in the capital of the Company and by incurring a total amount of $2,500,000 in property related expenditures over a period of five years.

The Acacia Property covers an area of approximately 4,715 hectares and is located in the Adams Plateau area of British Columbia, about 60 kms northeast of Kamloops and 22 kms east of the town of Barriere. The Acacia Property is in close proximity to the past producing Homestake and Samatosum Mines, and has good infrastructure including forestry roads and nearby hydro and rail.

Subsequent to the nine months ended September 30, 2019, the Company has issued 100,000 common shares in the capital of the Company to Eagle Plains at the deemed price of $0.075 per share which are subject to a hold period expiring on February 5, 2020.

Investment

In April 2013, the Company entered into a purchase and sale agreement with a Mexican gaming company, whereby the Company agreed to purchase a royalty revenue stream of an amount the greater of 10% of the net profits or 5% of the gross revenues of the Mexican land-based casino for a purchase price of $800,000. As of December 31, 2013, the Company invested $800,000 and advanced $49,200 for working capital purposes. The Mexican gaming company repaid the $49,200 advanced and the Company recognized $4,157 in royalty revenue during the year ended December 31, 2014. As at December 31, 2014, the Company assessed the fair value of its investment and recorded impairment of $799,999 on its investment due to nominal royalty payments received by the Company. As of the date of this MD&A, the Company does not expect to recover its investment in the Mexican gaming company.

Third Quarter (September 30, 2019)

•	The Company had a net loss and comprehensive loss of $32,518 or $0.00 per share as compared to a net loss and comprehensive loss of $22,660 or $0.00 per share during the same nine month [third quarter] ended September 30, 2018.

•	The Company’s Operating costs were $32,518 as compared to $22,660 for the same nine month [third quarter] ended September 30, 2018.

Summary of Quarterly Results

For the Quarterly Periods ended:	September 30, 2019	June 30, 2019	March 31, 2019	December 31 2018
Total Revenues	0	0	0	0
Net loss and comprehensive loss	($32,518)	($30,513)	($37,324)	(45,671)
Loss per common share	(0.00)	(0.00)	(0.01)	(0.01)
For the Quarterly Periods ended:	September 30, 2018	June 30, 2018	March 31, 2018	December 31 2017
Total Revenues	0	0	0	0
Net loss and comprehensive loss	(22,660)	(35,820)	($56,705)	(30,082)
Loss per common share	(0.00)	(0.01)	(0.01)	(0.01)

The Company’s business is not of a seasonal nature.

Risks related to our Business

The Company, and the securities of the Company, should be considered a highly speculative investment. The following risk factors should be given special consideration when evaluating an investment in any of the Company's securities:-.

  The Company does not anticipate to generate any revenue in the foreseeable future. In the event that the Company generates any revenues in the future, then the Company intends to retain its earnings in order to finance growth.

  There are a number of outstanding securities and agreements pursuant to which common shares of the Company may be issued in the future. This will result in further dilution to the Company's shareholders.

  Governmental regulations, including those regulations governing the protection of the environment, taxes, labour standards, occupational health, waste disposal, mine safety and other matters, could have an adverse impact on the Company.

  Trading in the common shares of the Company may be halted or suspended or may be subject to cease trade orders at any time and for any reason, including, but not limited to, the failure by the Company to submit documents to the Regulatory Authorities within the required time periods.

  The exploration of mineral properties involves significant risks which even experience, knowledge and careful evaluation may not be able to avoid. The prices of metals have fluctuated widely, particularly in recent years as it is affected by numerous factors which are beyond the Company’s control including international, economic and political trends, expectations of inflation or deflation, currency exchange fluctuations, interest rate fluctuations, global or regional consumptive patterns, speculative activities and increased production due to new extraction methods. The effect of these factors on the price of metals, and therefore the economic viability of the Company’s interests in mineral exploration properties cannot be accurately predicted. Furthermore, changing conditions in the financial markets, and Canadian Income Tax legislation may have a direct adverse impact on the Company’s ability to raise funds for its interests in mineral exploration properties. A drop in the availability of equity financings will likely impede spending on mineral properties. As a result of all these significant risks, it is quite possible that the Company may lose its investments.

  Due to the current difficult market conditions for junior mineral exploration companies, the Company may not be able to raise sufficient funds to meet its ongoing obligations.

  The Company has outstanding debts, has working capital deficiency, has no revenues, has incurred operating losses, and has no assurances whatsoever that sufficient funding can be available for the Company to continue its operations uninterruptedly.

  In respect to the Company’s investment in the Mexican gaming company, there are no assurances whatsoever that in the future the Company can recover its investment or that the Company can receive any royalty revenues.

  The market price of the Company’s common shares has experienced considerable volatility and may continue to fluctuate in the future. Furthermore, there is a limited trading market for the Company’s common shares and as such, the ability of investors to sell their shares cannot be assured.

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Liquidity and Capital Resources

The Company has incurred operating losses over the past three fiscal years, has limited resources, and does not have any source of operating cash flow.

During 2019, the Company shall require at least $300,000 so as to conduct its operations uninterruptedly. In order to meet this requirement, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans. In the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly. While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

As at September 30, 2019:

•	the Company’s total assets were $1,353 as compared to $1,342 for the corresponding period in 2018 (December 31, 2018: $2,960).
•	the Company’s total liabilities were $1,132,854 as compared to $998,817 for the corresponding period in 2018 (December 31, 2018: $1,034,106).
•	the Company had $402 in cash as compared to $844 in cash for the corresponding period in 2018 (December 31, 2018: $2,045).
•	the Company had GST/HST receivable in the amount of $949 as compared to $496 for corresponding period in 2018 (December 31, 2018: $913).

Shares for Debt Financing

During the year ended December 31, 2017, the Company entered into debt settlement agreements with Jackpot and Kalpakian Bros. whereby the Company issued a total number of 4,424,985 units of the Company in settlement of the Company’s outstanding debts totaling $398,249. For further particulars, please see Results of Operations of this MD&A.

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Private Placement Financing

There were no private placement financings during the year ended December 31, 2018 and during the nine months ended September 30, 2019.

Warrants

As at September 30, 2019, a total of 4,824,985 warrants with a weighted average exercise price of $0.12 per warrant share were outstanding.

While there are no assurances whatsoever that warrants may be exercised, however if any warrants are exercised in the future, then any funds received by the Company from the exercising of warrants shall be used for general working capital purposes.

Loan 2016

The Company has borrowed the sum of $103,924 from an arm’s length party to pay certain amounts that were owed by the Company to some of its creditors. The borrowed amount of $103,924 is non-interest bearing, unsecured and is payable on demand.

Refundable Subscription

During the year ended December 31, 2016, the Company cancelled subscription agreements of a non-brokered private placement financing totalling $45,000. The Company has refunded $35,000. As of September 30, 2019 the remaining $10,000 (September 30, 2018 - $10,000) is still owing and is due on demand.

Convertible Debentures Financing 2015

On January 6, 2015, the Company closed a convertible debenture financing with two directors of the Company for the amount of $250,000. The two convertible debentures matured on January 6, 2016, and bear interest at the rate of 12% per annum payable on a quarterly basis. The two convertible debentures are convertible into common shares of the Company at a conversion price of $0.30 per share. The liability component of the convertible debentures was recognized initially at the fair value of a similar liability with no equity conversion option, which was calculated based on the application of a market interest rate of 20%. On the initial recognition of the two convertible debentures, the amount of $222,006 was recorded under convertible debentures and the amount of $27,994 has been recorded under the equity portion of convertible debenture reserve. As of September 30, 2019, the convertible debentures are in default.

Convertible Debentures Financing 2013

During the year ended December 31, 2013, the Company issued several convertible debentures for a total amount of $975,000 to several arm’s length parties. The convertible debentures have a maturity date of 18 months from the date of closing, and bear interest at the rate of 15% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at a conversion price of $1.50 per share. The liability component of the convertible debenture was recognized initially at the fair value of a similar liability with no equity conversion option, which was calculated based on the application of a market interest rate of 20%. The difference between the $975,000 face value of the debentures and the fair value of the liability component was recognized in equity. On the initial recognition of the convertible debentures, the amount of $913,072 has been recorded under convertible debentures and the amount of $61,928 has been recorded under the equity portion of convertible debentures.

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Pursuant to the financing, the Company made cash payments of $48,000 and issued 2,000 common shares of the Company and 3,333 agent warrants of the Company with fair value of $8,115 as finders’ fees. Each warrant entitled the holder to purchase one additional common share of the Company at a price of $1.50 per share which expired on July 23, 2018. The amount of transaction costs directly attributable to the financing of $56,115 were allocated to the liability and equity components of the debenture proportionately at $52,551 and $3,564, respectively. The discount on the debentures is being accreted such that the liability component will equal the face value of the debentures at maturity plus accrued interest.

On September 4, 2013, the amount of $858,118 which comprised of certain convertible debentures and their corresponding accrued interest was converted into 610,724 common shares of the Company. The equity portion of the convertible debentures was reduced in the amount of $52,562.

As of September 30, 2019, one convertible debenture is in default and another convertible debenture has been extended indefinitely.

Stock Options

As at September 30, 2019, there were no outstanding stock options (December 31, 2018- Nil).

Significant Accounting Policies

The Condensed Interim Financial Statements for the nine months ended September 30, 2019 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretation Committee (“IFRIC”).

The Significant Accounting Policies are detailed in Note 4 of the Company’s Condensed Interim Financial Statements for the nine months ended September 30, 2019.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Trends

During the last several years commodity prices have fluctuated significantly, and should this trend continue or should commodity prices remain at current levels, then companies such as 37 Capital will have difficulty in raising funds and/or acquiring mineral properties of merit at reasonable prices.

Related Party Transactions

The Company shares office space and certain employees with Jackpot, a company related by certain common key management personnel.

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During April 2017, the Company together with Jackpot entered into an office lease agreement with an arm’s length party (the “Office Lease Agreement”). The Office Lease Agreement has a three-year term with a commencement date of August 1, 2017. The annual basic rent is $121,396 plus estimated annual operating costs of approximately $88,000. The Company’s share of the office basic rent and operating costs was $28,800 plus applicable taxes per annum. In respect to the Office Lease Agreement, effective as of May 1, 2018, Jackpot and the Company agreed that the Company shall pay a monthly rent of $1,000 plus applicable taxes to Jackpot, and either Jackpot or the Company may terminate this agreement by giving each other a three months’ notice in writing.

The amounts dues to related parties are unsecured, payable on demand and consist of the following:

	September 30, 2019	December 31, 2018
Advances from directors (interest at prime plus 1%)	$128,177	$93,391
Entities controlled by directors (non-interest-bearing)	123,613	88,461
	$251,790	$181,852

Included in convertible debentures and accrued interest is $392,089 (December 31, 2018 - $369,589) owing to the Chief Executive Officer and to a former director of the Company.

During the nine months period ended September 30, the following amounts were charged by related parties.

	2019	2018
Interest charged on amounts due to related parties	$3,885	$3,172
Rent charged by entities with common directors	9,000	14,600
Office expenses charged by, and other expenses paid on behalf of the Company by, an entity with common directors	25,253	33,693
	$31,138	$51,465

Pursuant to Debt Settlement Agreements with Jackpot and Kalpakian Bros., the Company issued 4,249,985 units of the Company to Jackpot and 175,000 units of the Company to Kalpakian Bros. For further particulars please see Results of Operations of this MD&A.

During the year ended December 31, 2017, the Company executed consulting agreements with 27 Red and 4 Touchdowns, entities with former common directors, whereby the Company charged $36,377 (2016 - $nil) consulting fees for services provided. The consulting income has been recorded in other income. As at December 31, 2017, 27 Red and 4 Touchdowns are no longer related to the Company.

On January 6, 2015, the Company closed convertible debentures financing with two directors of the Company for the Principal amount of $250,000. The two convertible debentures have a maturity date of twelve months from the date of closing, and bear interest at the rate of 12% per annum payable on a quarterly basis. The two convertible debentures are convertible into common shares of the Company at a conversion price of $0.30 per share. The liability component of the convertible debentures was recognized initially at the fair value of a similar liability that does not have an equity conversion option, which was calculated based on the application of a market interest rate of 20%. The amount of $222,006 has been recorded under convertible debentures and the amount of $27,994 has been recorded under the equity portion of convertible debenture reserve. The Principal amount of $250,000 together with the accrued interest of the two convertible debentures became due and payable on January 6, 2016 (the “Due Date”). However, on the Due Date the Company was unable to repay the Principal amount and the accrued interest to the two directors. Effective as of November 15, 2017, Bedo Kalpakian is no longer a director of the Company. As of the date of this MD&A, the Company has not repaid to the Company’s CEO Jake Kalpakian and to its former director Bedo Kalpakian the Principal amount of $250,000 together with the accrued interest.

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The Company had an agreement for office support services with Jackpot. Under the agreement, the Company was entitled to receive office support services from Jackpot at a monthly rate of $7,000 plus applicable taxes. This agreement expired on April 30, 2018. Effective as of May 1, 2018 the Company entered into a new agreement for office support services with Jackpot for a term of one year. Under the agreement, the Company was entitled to receive office support services from Jackpot at a monthly rate of $1,000 plus applicable taxes. The agreement expired on April 30, 2019. On May 1, 2019, the Company and Jackpot renewed the office support services agreement for a further period of one year which expires on April 30, 2020.

Jackpot is related to the Company by virtue of the fact that Jackpot has certain directors and officers who are also directors and officers of the Company.

During June and July 2019, Jake Kalpakian, through one of his private companies, acquired a total of 2,565,000 common shares of the Company through the facilities of the CSE.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a) Risk management overview

The Company's activities expose it to a variety of financial risks including credit risk, liquidity risk and market risk. This note presents information about the Company's exposure to each of the above risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital. The Company employs risk management strategies and policies to ensure that any exposure to risk is in compliance with the Company's business objectives and risk tolerance levels. While the Board of Directors has the overall responsibility for the Company's risk management framework, the Company's management has the responsibility to administer and monitor these risks.

(b) Fair value of financial instruments

The fair values of cash, accounts payable and accrued liabilities and due to related parties approximate their carrying values due to the short-term maturity of these instruments.

(c) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

The financial instruments that potentially subject the Company to a significant concentration of credit risk consist of cash. The Company mitigates its exposure to credit loss associated with cash by placing its cash with a major financial institution.

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(d) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company's approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due.

At September 30, 2019 the Company had cash of $402 (December 31, 2018 - $2,045) available to apply against short-term business requirements and current liabilities of $1,132,854 (December 31, 2018 - $1,034,106). All of the current liabilities, are due within 90 days. Amounts due to related parties are due on demand. As of September 30, 2019, three convertible debentures are in default and one convertible debenture has been extended indefinitely, and the loan payable and the refundable subscription are due on demand.

(e) Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company's net earnings or the value of financial instruments. As at September 30, 2019, the Company is not exposed to significant interest rate risk, currency risk or other price risk on its financial assets and liabilities due to the short-term maturity of its financial liabilities and fixed interest rate on the convertible debentures.

Analysis of expenses

For a breakdown of general and administrative expenditures, please refer to the Condensed Interim Statements of Comprehensive Loss in the Company’s Condensed Interim Financial Statements for the nine months ended September 30, 2019 and 2018.

Capital Stock

Authorized share capital: Unlimited number of common shares without nominal or par value

Unlimited number of preferred shares without nominal or par value

Outstanding Share Data	No. of Common Shares	No. of Preferred Shares	Exercise Price per Share	Expiry Date
Issued and Outstanding as at November 7, 2019	7,192,709	Nil	N/A	N/A
Warrants as at November 7, 2019	500,000 4,324,985	Nil	Cdn $0.135 Cdn $0.12	January 4, 2021 November 2, 2022
Fully Diluted as at November 7, 2019	12,017,694	Nil

Director Approval

The contents of this MD&A and the sending thereof to the Shareholders of the Company have been approved by the Company’s Board of Directors.

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Outlook

Management’s efforts are directed towards pursuing opportunities of merit for the Company, and Management is hopeful that, in due course, the Company shall be able to acquire mineral exploration properties of merit. However, there are no assurances whatsoever that Management’s efforts shall succeed.

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